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OMB Number 3235-0145

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GP Strategies Corporation

--------------------------------------------------------------------------------

(Name of Issuer)

Common Stock, $0.01 par value

--------------------------------------------------------------------------------

(Title of Class of Securities)

36225V104

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(CUSIP Number)

Marc D. Hauser

Equity Group Investments, L.L.C.

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

312-466-3281

--------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 19, 2006

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(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 36225V104	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (02-04) Investors, L.L.C.

FEIN 40-0002819

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 0
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 0
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

0.0%

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

CUSIP No. 36225V104	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

EGI-Managing Member (02-04), L.L.C.

FEIN 40-0002816

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 0
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 0
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

0.0%

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

CUSIP No. 36225V104	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

SZ Investments, L.L.C.

FEIN 36-4150443

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 0
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 0
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

0.0%

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

CUSIP No. 36225V104	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Chai Trust Company, L.L.C.

FEIN 36-4268733

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Illinois

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 0
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 0
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

0.0%

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

CUSIP No. 025195207	SCHEDULE 13D/A

This Amendment No. 2 to Schedule 13D relates to the common stock, par value $.01 per share ("Common Stock"), of GP Strategies Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 9 West 57th Street New York, New York 10019. Items 3 and 5 of the Schedule 13D are hereby amended as follows:

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following thereto:

On January 19, 2006, the Purchaser, in a private transaction, sold to the Issuer (i) 1,090,000 shares of the Issuer's Common Stock at a price of $6.80 per share, and (ii) 300,000 of the Issuer's Class B Capital Stock at a price of $8.30 per share, for total proceeds of $9,902,000.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b)           As of January 19, 2006, after giving effect to the sales by Purchaser described in Item 3 above, the Reporting Persons held beneficial ownership of zero (0) shares of Common Stock, representing zero percent (0.0%) of the Issuer's issued and outstanding shares of Common Stock.

(c)           Except as set forth above, during the last sixty (60) days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

(d)          No person other than a Stockholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by such Stockholder.

(e)           On January 19, 2006, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the shares of Common Stock outstanding.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: January 20, 2006

EGI-FUND (02-04) INVESTORS, L.L.C.

EGI-MANAGING MEMBER (02-04), L.L.C.

SZ INVESTMENTS, L.L.C.

By: /s/ DONALD J. LIEBENTRITT

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Name: Donald J. Liebentritt

Title: Vice President

CHAI TRUST COMPANY, L.L.C.

By: /s/ DONALD J. LIEBENTRITT

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Name: Donald J. Liebentritt

Title: President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)